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                                                                 EXHIBIT (a)(16)

FOR IMMEDIATE RELEASE:


                 GRR MERGER CORP. ANNOUNCES FURTHER EXTENSION OF
                 TENDER OFFER FOR GROUND ROUND RESTAURANTS, INC.

                  Boston, Mass., October 15, 1997 -- GRR Merger Corp. announced that its tender offer for all outstanding shares of common stock of Ground Round Restaurants, Inc. (Nasdaq NMS: GRXR) has been extended and will now expire at 6:00 p.m., New York City time, on Thursday, October 16, 1997, unless further extended.

                  According to the preliminary report of the depositary for the offer, 8,747,675 shares, which, together with the 554,900 shares owned by GRR Merger Corp.'s parent, constitute approximately 83% of the outstanding shares, were tendered prior to 6:00 p.m., New York City time, on October 14, 1997, the previous expiration date of the tender offer. Of the shares tendered, 8,705 shares were tendered by guaranteed delivery.

                  GRR Merger Corp. is seeking to enter into satisfactory arrangements with the applicable authorities in Massachusetts to allow liquor licenses held by Ground Round, the transfer of which is subject to approvals by such authorities, to continue in full force and effect following consummation of the offer and the merger pending receipt of such approvals, and is awaiting enactment of legislation in Massachusetts to resolve issues existing under the Massachusetts tied-house statute. GRR Merger Corp. announced that such legislation has now been approved by both the Senate and the House of Representatives and is awaiting the completion of certain administrative procedures and the governor's signature, which are expected to occur on or before Thursday, October 16th.